EXHIBIT 99.1

Estre Ambiental Announces an Update on its Debt Position

SÃO PAULO, January 14, 2019 — Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company” or “Estre”) announces today an update on its debt position.

The majority of the Company’s institutional indebtedness consists of amounts due under two issuances of debentures (the “Debentures”) and one debt confession instrument (the “Debt Confession”, and together with the Debentures, the “Debt Instruments”) that are held by Banco BTG Pactual S.A., Banco Santander (Brasil) S.A. and Itaú Unibanco S.A. As of June 30, 2018, the amount outstanding under the Debt Instruments was R$1,487.2 million, representing substantially all of the Company’s financial indebtedness as of June 30, 2018. The terms of the Debt Instruments are described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in the Company’s Form 20-F for the year ended December 31, 2017 that was filed with the Securities and Exchange Commission on June 20, 2018.

The terms of the Debt Instruments require, among other things, that as of December 31, 2018, the Company’s consolidated net debt to EBITDA ratio must be 4.0x or less. In addition, the Debt Instruments also contain a covenant that requires the Company’s debt service coverage ratio to be at least 1.2x. While the Company is in the process of preparing its financial statements for the year ended December 31, 2018, the Company is aware that the consolidated net debt to EBITDA will be significantly higher as of December 31, 2018 than the 4.0x required by the relevant covenant. In addition, the Company is also aware that its debt service coverage ratio will be lower as of December 31, 2018 than the 1.2x ratio required by the relevant covenant.

In addition, the terms of the Debt Instruments required that, by December 31, 2018 the Company register certain liens on certain real estate relating to operational landfills with the appropriate governmental agencies and to provide certain documents listed in the annexes to the Debentures. Whilst the Company is taking appropriate steps to comply with its obligation and to attempt to register the relevant liens, the Company was unable to comply with such covenants by December 31, 2018.

The breach of financial covenants referred to above is as a result of the Company’s lower than expected operating results for the year ended December 31, 2018. Competition for public collection contracts was extreme during the course of 2018, resulting in price discounts and significant margin compression. In 2017, our public collection business with municipal customers was our largest business area in terms of revenue from services rendered and accounted for 48% of our gross profit. As a result of increased competition in public biding processes for public collection services, during the course of 2018 we lost sizable contracts, and the contracts we won or renewed were awarded on terms offering significantly lower margins. Going forward, we have no assurance that margins of our public collection business will improve and rebuild to levels comparable to those of 2017 and before, and it is likely that our business will have a much increased focus on landfill operations and related services. Over time an increased focus on landfill operations may result in higher operating margins, and a more stable revenue base as landfills are strategic assets that enjoy natural competitive advantages.

Therefore, as a result of the breach of the consolidated net debt to EBITDA ratio and the debt service coverage ratio, the failure to register the relevant liens and to provide certain of the documents required to be provided, the Company is in default of its obligations under the Debt Instruments. These defaults entitle the banks that hold the Debt Instruments to accelerate the debt obligations and declare that all amounts owing under the Debt Instruments are immediately due and payable.

As described in the Company’s Form 20-F, the Debt Instruments are secured by collateral consisting of a lien on all real estate relating to the Company’s operational landfills, a lien on all material subsidiaries controlled, directly or indirectly, by us and a fiduciary assignment of the remaining balance originated from the foreclosure of liens granted in relation to the Debt Instruments. In addition, the Debt Instruments are secured by a fiduciary assignment of certain real estate owned by us and a fiduciary assignment lien on all of the common shares of Estre Ambiental S.A. (except for 4.38% secured for the benefit of Angra (as defined below)), the Company’s main operating subsidiary. In addition, the Debt Instruments are also guaranteed by all material subsidiaries controlled, directly or indirectly, by us. The breach of the obligations under the Debt Instruments entitles the holders of the Debt Instruments to enforce against any collateral securing the Debt Instruments.

The Company has engaged the services of a professional restructuring advisory firm and has contacted the banks that hold the Debt Instruments with a view to commencing debt restructuring negotiations in order to better align the Company’s debt structure to the Company’s current and anticipated financial performance in light of the effects of the Company’s previously disclosed reduction in its public collection business in the second half of 2018 which has reduced the Company’s revenues and EBITDA. Once the Company seeks to commence detailed negotiations with the relevant creditors intended to be covered by one or more debt restructuring processes, the Company would expect such process to take a number of months.

However, since the Company was unable to obtain a waiver from the banks that hold the Debt Instruments by December 31, 2018 in relation to the defaults described above, pursuant to IFRS accounting rules, the Company is required to reclassify the total outstanding amount of the Debt Instruments as short-term obligations in the Company’s financial statements for the year ended December 31, 2018. The restructuring of the Company’s debt is also expected to cover other debts such as amounts owing by the Company under the Non-Compete Agreement that the Company entered into with its former controlling shareholder as part of the 2017 business combination transaction which resulted in the listing of the Company’s shares on the NASDAQ.

In addition, as previously disclosed, our former shareholder Angra Infra Multiestratégia Fundo de Investimento em Participações (“Angra”) exercised its put option to sell all of its shares of Estre Ambiental S.A., which required us to pay Angra the exercise price of approximately R$40.3 million by September 6, 2018. However, we have not yet made any payments to Angra due to cash constraints, which constitutes a default under the share put option agreement entered into with Angra. The Company is in ongoing negotiations with Angra regarding the terms for the payment of amounts owed to them and there are no assurances that we will be successful in these negotiations, and Angra has reserved all other rights, remedies, actions and powers to which it may be entitled. As a result, Angra may seek certain remedies afforded to them under the share put option agreement and otherwise under Brazilian law, including the enforcement of their security interest of 4.38% of the share capital of the Estre Ambiental S.A. For these reasons, the Company believes that it may be required to also include this debt as part of the debt restructuring efforts.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, financial position, results of operations, cash flow and prospects. Statements regarding the implementation of future actions, including with respect to its financial results, plans, strategies and management, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws, regulations and contractual obligations; changes in the company’s management and directors; the company’s indebtedness and liquidity position; the ability of the Company to execute its business plan and strategy; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes; litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts

Investor Relations

ir@estre.com.br

+55 11 3709-2365

Media Relations

press@estre.com.br

+55 11 3709-2421